DREYFUS PREMIER WORLDWIDE GROWTH FUND, INC.
                         c/o The Dreyfus Corporation
                               200 Park Avenue
                           New York, New York 10166


                                          May 10, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  John Grzeskiewicz, Esq.

Re:   Dreyfus Premier Worldwide Growth Fund, Inc.
      Request for Withdrawal of Post-Effective Amendment No. 13 to Registration Statement on Form N-1A
      File Nos. 33-58282; 811-7512

Dear Mr. Grzeskiewicz:

      On April 12, 2001, Dreyfus Premier Worldwide Growth Fund, Inc. (the "Registrant") filed Post-Effective Amendment No. 13 to its Registration Statement on Form N-1A pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register a proposed new series of the Registrant, namely, Dreyfus Premier Select Growth Fund (the "Series"). The Registrant has determined not to proceed at this time with the registration of the Series. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the above-referenced Post-Effective Amendment.

                                          Sincerely,

                                          DREYFUS PREMIER WORLDWIDE
                                          GROWTH FUND, INC.
                                          (Registrant)




                                          By:   _____________________________
                                                Steven F. Newman
                                                Secretary